Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Nine Months Ended September 30, 2008
Fixed Charges:
Interest cost and debt expense	$25,914
Interest allocable to rental expense (a)	1,457

Total	$27,371

Earnings:
Income before income tax expense	$139,160
Equity in income of less than 50 percent owned affiliated companies	(18,075)
Dividends received from less than 50 percent owned affiliated companies	16,879
Fixed charges	27,371
Interest capitalized	(2,613)
Amortization of previously capitalized interest	185

Total	$162,907

Ratio of Earnings to Fixed Charges	5.95

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.